

Mail Stop 3561

April 10, 2009

via U.S. mail and facsimile

Thomas Kirchner, Chief Executive Officer
FalconTarget, Inc.
260 Water Street, #3C
Brooklyn, NY 11201

RE: FalconTarget, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Period Ended September 30, 2008
Form 10-Q for the Period Ended December 31, 2008
File No.: 0-50920

Dear Mr. Kirchner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended June 30, 2008

General

1. Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also, refer to

Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X.   Please comply with the requirements of Article 8 of Regulation S-X in your future filings.

Cover Page

2. Please amend on Form 10-K/A to include the following on the cover page:

    - Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

    - Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes_____ No_____

Management's Discussion and Analysis or Plan of Operation, page 5

3. We note the following disclosure: "Our Management had held discussions with several parties about engaging in a Business Transaction." We also note your statements in the business section that "[w]e have not identified any potential acquirers …." Please clarify whether you have identified any potential acquirers and address the current status of any discussions with these parties. Also clarify whether you have entered any agreements with any potential acquirer. We may have further comments.

Report of Independent Registered Public Accounting Firm, page 9

4. In addition to the periods included, please provide an audit opinion whose scope and opinion paragraph includes your balance sheet as of June 30, 2007 and your statements of operations, stockholders equity and cash flows for the year ended June 30, 2007 and the period from inception (May 28, 2004) through June 30, 2008.

Item 8A. Controls and Procedures, page 15

5. Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. June 30, 2008), not "as of a date within ninety (90) days prior to the filing date" of your Form 10-KSB. Please revise.

6. We note your disclosure that you "have no formal procedures in place for processing and assembling information to be disclosed in [y]our periodic reports." Based on this statement, tell us how you have completed an evaluation of the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting.

7. We note that as of June 30, 2008, you concluded that your disclosure controls and procedures were effective. Considering the issues raised in other comments herein and the fact that you did not provide management's annual report on internal controls over financial reporting, please tell us how these omissions affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of June 30, 2008.

8. We note that you have not provided management's annual report on internal controls over financial reporting. Please amend your filing to provide the disclosures required by Item 308T of Regulation S-K. In addition, if you identify any material weaknesses, please ensure you disclose the material weaknesses identified and provide a detailed discussion of your remediation plan related to each of the material weaknesses identified.

Certain Relationships and Related Transactions, page 18

9. Please revise to identify the directors who have paid the company's expenses and the amounts paid by each director. Also clarify the nature of these transactions with the related persons. If the company is indebted to the directors address the material terms of the indebtedness including the aggregate amount outstanding, the term of the loan, the interest rate of the loan and the amount of interest and the amount principal paid during the period.

Section 302 Certifications

10. You have omitted the certifying individual's title at the end of your Section 302 certification for the Form 10-KSB for the principal financial officer. Please amend your certification to include the officer's title in the certification for the principal financial officer of the company.

11. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
    - the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
    - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
    - you replaced the word "report" with "quarterly report" in various instances and "annual report" in one instance
    - you omitted "the registrant's fourth quarter in the case of an annual report" in paragraph 4(c), and

- you have replaced the phrase "internal control over financial reporting" with "internal controls" in paragraph 5(a)

Please revise your certification to address the issues above.

Signatures

12. Please revise your signature page to conform to the requirements of the form. The signature page of your form refers to Section 12 and does not include the section on the signatures page of the form where the noted persons need to sign in the capacities indicated. Also revise to include the signatures of your principal financial officer and your controller or principal accounting officer signing in those capacities.

Form 10-Q for the Period Ended September 30, 2008 and
Form 10-Q for the Period Ended December 31, 2008

Item 4. Controls and Procedures

13. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K for further guidance. Please note that your conclusion should state whether your disclosure controls and procedures are effective or ineffective, not "adequate and effective."

Section 302 Certifications

14. You have omitted the certifying individual's title at the end of your Section 302 certification for the Forms 10-Q for the principal financial officer. Please amend your certifications to include the officer's title in the certification for the principal financial officer of the company.

15. We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
    - the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
    - Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
    - you replaced the word "report" with "quarterly report" in various instances
    - you have replaced the phrase "internal control over financial reporting" with "internal controls" in paragraph 5(a)

Please revise your certification to address the issues above.

Signature

16. The signature pages of your Forms 10-Q do not indicate that your principal financial officer or chief accounting officer has signed the reports. Please revise to include the signature of your principal financial officer or your chief accounting officer or indicate each capacity in which the officer signs the report.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bill Kearns at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Serge Atlan, Chairman of the Board
         Via facsimile: (561) 910-0015